Monthly Report - March, 2021

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        1,096,152        7,264,994
Change in unrealized gain (loss) on open          (1,222,930)      (3,223,132)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury               (293)            (293)
      obligations
   Change in unrealized gain (loss) from U.S.           6,329           26,814
      Treasury obligations
Interest income (expense) 			        7,554            8,922
Foreign exchange gain (loss) on margin deposits     (119,063)        (161,015)
				                 ------------    -------------
Total: Income 				            (232,251)        3,916,290

Expenses:
   Brokerage commissions 		              380,100        1,147,409
   Management fee 			               41,191          124,232
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                5,027            5,027
   Administrative expense 	       	               71,233          213,686
					         ------------    -------------
Total: Expenses 		                      497,551        1,490,354
Net Income(Loss)			   $        (729,802)        2,425,936
for March, 2021

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (93,632.820    $     2,873,452    110,890,512    113,763,964
units) at February 28, 2021
Addition of 		 	              0        110,681        110,681
51.787 units on March 1, 2021
Redemption of 		 	              0    (2,098,942)    (2,098,942)
(1,887.709) units on  March 31, 2021*
Net Income (Loss)               $       (9,105)      (720,697)      (729,802)
for March, 2021
         			   -------------   -------------   -----------


Net Asset Value at March 31, 2021
(91,830.539 units inclusive
of 33.641 additional units) 	      2,864,347    108,181,554    111,045,901
				  =============  ============= ==============


		GLOBAL MACRO TRUST March 2021 UPDATE
                      Year to Date     Net Asset
Series	  March ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (0.78)% 	     1.79%  $  1,067.78	   71,647.303 $    76,503,636
Series 3    (0.46)% 	     2.77%  $  1,622.65	   12,791.984 $    20,756,974
Series 4    (0.32)% 	     3.22%  $  2,130.45	    4,105.288 $     8,746,118
Series 5    (0.52)% 	     2.57%  $  1,533.54	    3,285.964 $     5,039,173

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			 55 West 46 Street, 31st Floor
			       New York, NY  10036




					April 15, 2021
Dear Investor:

Following a month of volatile trading, losses from trading interest rate, energy and metal futures and currency forwards marginally outdistanced profits from trading stock index and soft and agricultural commodity futures.

Entering the month the synchronized global reflation trade continued to gain momentum. Quickly, however, concerns about the slow pace of vaccine distribution in Europe and Asia relative to the U.S. and U.K. and evidence of moderating monetary and fiscal policy support out of China led market participants to conclude that nearby global growth would be less robust than previously thought and that regional growth differences would be significant. As market participants recalibrated their views and adjusted their positions, financial and commodity market volatilities increased, and recent trends reversed or halted abruptly.

Energy markets were particularly volatile. After reaching over 2-year highs early in March, crude prices dropped sharply as reopening demand expectations receded along with the global growth outlook. For example, Brent crude after climbing above $71/barrel on March 7 plunged to near $60/barrel on March 23. Even though the closure of the Suez Canal provided some fillip to crude prices, Brent still closed the month under $63/barrel. Long positions in WTI crude, Brent crude, London gas oil and heating oil sustained small losses. Trading of natural gas also produced a small loss.

The downgrade for global growth combined with higher interest rates weighed on precious metal prices and long gold and silver positions posted fractional losses. Long copper, nickel and zinc trades also registered losses.

The altered growth outlook led to increased interest rate volatility during March, even as concerns about the inflationary impact of U.S. fiscal policy continued to underpin higher rates globally. Interest rates which had risen sharply in January and February dropped back in the first half of March and fluctuated volatilely thereafter. Consequently, trading in German, French, Italian, and U.S. bond futures was unprofitable. Trading of Euribor and Eurodollar short-term futures was slightly unprofitable too. On the other hand, long positions in the Canadian 10 year note future and Australian 10-year bond future, and trading of the German ultra-long bond future posted partially offsetting profits.

Currency markets too were roiled by the fluid growth, inflation and interest rate outlooks. The euro, which traded toward five year highs during January and February, declined sharply in March and a long euro position against the dollar was unprofitable. Long Swedish krona, Russian ruble and New Zealand dollar trades versus the U.S. dollar were also unprofitable. Long dollar trades against the Canadian and Brazilian currencies and trading the U.S. dollar versus the Australian and Singaporean dollars registered losses too. On the other hand, long dollar trades relative to the Japanese yen, Swiss franc and pound sterling posted partially offsetting profits, as did a short dollar position versus the South African rand.

Although trading of equity futures was profitable in March, the shifting growth outlook and additional interest rate increases unsettled stock trading, especially in tech growth stocks. The Suez Canal closure and Archegos fiasco also impacted trading temporarily. Long positions in U.S., U. K. and European equity index futures were profitable. Short volatility index futures positions added significantly to the gains. Trading of the emerging market index future was also profitable. On the other hand, trading of Asian equity index futures, and short Australian, Brazilian and South African futures positions registered small offsetting losses.

Following the strong rally in grains that carried into the start of 2021, a weaker near-term growth outlook and a stronger dollar weighed on grain prices for most of March and short wheat trades were profitable. Then, on March 31 the USDA reported that farmers are likely to plant much lower-than-expected corn and soybean acreage in 2021, and corn and soybean prices traded limit-up on the day. As a result, long corn and soybean positions, which had posted losses through March 30, turned slightly profitable. Trading of soybean oil was also slightly profitable.

The firmer dollar and weaker growth prospects also had a negative impact on tropical commodity prices, producing gains from short cocoa, coffee, and sugar trades that marginally outpaced the loss from a long cotton position.



        		       Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman